Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T326)

Offering Period: March 26, 2014—April 16, 2014

6 Year Absolute Return Barrier Securities Linked to the Dow Jones Industrial AverageSM

Product Summary

•	6 year Absolute Return Barrier Securities linked to the performance of the Dow Jones Industrial AverageSM
• •

If the Final Level is equal to or greater than the Initial Level, you will be entitled to receive leveraged participation in the appreciation of the Underlying.

If the Final Level is less than the Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity multiplied by the sum of one plus the absolute value of the Underlying Return.

•	If the Final Level is less than the Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
•

Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches
Trade Date:	Expected to be April 17, 2014.
Settlement Date:	Expected to be April 25, 2014.
Underlying:	The Dow Jones Industrial AverageSM
Knock-In Level*:	Expected to be 70% of the Initial Level
Knock-In Event:	Occurs if the Final Level is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate*:	Expected to be between 125% and 130%
Redemption Amount:

If:

(a)    the Final Level is greater than or equal to the Initial Level, Principal Amount x [ 1 +(Upside Participation Rate x Underlying Return)];

(b)    the Final Level is less than the Initial Level and (i) a Knock-In Event has not occurred, Principal Amount x ( 1 + absolute value of the Underlying Return); (ii) a Knock-In Event has occurred, Principal Amount x (1 + Underlying Return)

Underlying Return:	(Final Level – Initial Level)/Initial Level
Valuation Date: Maturity Date:	April 17, 2020 April 24, 2020
CUSIP:	22547QL87
* To be determined on the Trade Date.

Benefits

•	Offers uncapped leveraged participation in the appreciation of the Underlying.
•	Offers opportunity to profit from the depreciation of the Underlying if a Knock-In Event does not occur, subject to an embedded cap.
•	Reduced downside risk due to a contingent buffer expected to be 30%.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Return on the Securities (1)	Redemption Amount per $1000 Principal Amount (2)
50%	63.75%	$1,637.50
40%	51.00%	$1,510.00
30%	38.25%	$1,382.50
20%	25.50%	$1,255.00
10%	12.75%	$1,127.50
0%	0.00%	$1,000
-10%	10.00%	$1,100
-20%	20.00%	$1,200
-30%	-30.00%	$700
-40%	-40.00%	$600
-50%	-50.00%	$500
(1)	Assumes an upside participation of 127.5%* (the midpoint of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Underlying Return will be negative and you will be fully exposed to any depreciation in the Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The return on the securities is affected by the Final Level and the occurrence of a Knock-In Event.
•	If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.
•	(See “Additional Risk Considerations” on the next page.)

Product Profile

Horizon (years)	6 years
Principal Repayment	Principal at Risk
Investment Objective	Appreciation

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 26, 2014—April 16, 2014

6 Year Absolute Return Barrier Securities

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
  The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 26, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010314002105/dp45048_424b2-t326.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.